Mail Stop 7010

      July 12, 2005



Richard S. Martin, Chief Financial Officer
Strategic Distribution, Inc.
1414 Radcliffe Street, Suite 300
Bristol, PA 19007

      Re:	Strategic Distribution, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 0-5228

Dear Mr. Martin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478, Jeanne
Baker, Assistant Chief Accountant, at (202) 942-1835 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,



      John Cash
      Accounting Branch Chief

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Strategic Distribution, Inc.
Form 10-K
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE